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Exhibit 99.3

                         Board of Directors' Approval of
              Carrying Forward of Hanil Life Insurance Acquisition

On February 9, 2004, the Board of Directors' of Kookmin Bank has made a resolution to carry forward the scheme of acquisition of Hanil Life Insurance Co. on conditions of P&A method, and also approved major terms and conditions of the acquisition. The Board has delegated its full authority of the acquisition to Mr. Jung-Tae, Kim, President & CEO, as there are other details of acquisition such as acquisition price and employment conditions to be finalized yet. Kookmin Bank will disclose further information, when it is available.

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